April 15, 2008

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-7010

Re:                             Southern Copper Corporation

Preliminary Proxy Statement on Schedule 14A

Filed March 14, 2008

File No. 1-14066

Dear Mr. Schwall:

On behalf of Southern Copper Corporation (“Southern Copper” or the “Company”), I, Oscar Gonzalez Rocha, the Company’s President and Chief Executive Officer, submit this response to your letter, dated April 14, 2008, relating to the above-referenced filing.

To assist in the Staff’s review of the Company’s responses, we have preceded each response with the text (in bold type) of the comment as stated in your letter. Southern Copper believes that it has replied to your comments relating to the preliminary proxy statement filed March 14, 2008 in full. As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

Preliminary Proxy filed March 14, 2008

How Do We Determine Each Element of Cash Compensation?, page 13

1.              We note your proposed response number one. Expand to address the following:

•                  Specifically identify the Human Resource consulting firms that you use. Your statement that you utilize firms “such as Hay Group and Intergama” suggests that you use others as well.

We only use Hay Group and Intergama, which provide us with salary information of comparable companies.  We will revise our disclosure accordingly.

SOUTHERN COPPER CORPORATION

11811 N. Tatum Blvd., Suite 2500, Phoenix, AZ 85028, U.S.A.

Phone: (602) 494-5328 - Fax: (602) 494-5317

•                  The companies that comprise the “peer companies” in Mexico and Peru;

In response to the Staff’s comment, the Company has decided to delete the reference to peer companies.

•                  The manner in which you “factor …competitive salary information” into your decision making process; and

We factor this comparative salary information into our decision making process by targeting our personnel compensation policies, including the compensation of the named executive officers, generally toward the median and third quartile of market compensation.

•                  The manner in which you utilize “compilations of CEO compensation data” to verify if you are competitive in compensating your CEO.

In 2006 and 2007 the reported median base salaries for S&P 500 chief executives were $1 million and $8.8 million, respectively.  Although we are not one of the constituent companies of the S&P 500 index, we have a market capitalization that would permit us to compare ourselves with the companies that comprise the index.  We have compared the 2006 and 2007 salaries of Mr. Oscar Gonzalez Rocha with the reported median base salaries of S&P 500 chief executives and determined that the salaries paid are below the reported median.  We will replace the reference to reviewing compilations of CEO compensation data to verify if we are competitive in compensating our CEO with the above information.

Discretionary Cash Compensation, pages 16 and 19

2.              Expand your proposed response number two to indicate or cross-reference your “corporate goals.”

Our corporate goals include increasing production and lowering costs in a safe environment, maintaining customer satisfaction and market leadership, and enhancing shareholder value.  We will expand the response to include this sentence.

Closing Comments

As requested in your letter, Southern Copper acknowledges the following:

•                  Southern Copper is responsible for the adequacy and accuracy of the disclosure in the filing discussed herein;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Southern Copper may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

*              *              *

Should you have any questions about the responses in this letter, kindly contact our general counsel, Armando Ortega, at +52-55-1103-5130.

Very truly yours,

Oscar Gonzalez Rocha